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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

      GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                           MOBILE P.E.T. SYSTEMS, INC.
                 (Name of Small Business Issuer in its charter)


                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)


                                   11-2787966
                      (I.R.S. Employer Identification No.)


                          2240 SHELTER ISLAND DRIVE #205
                           SAN DIEGO, CALIFORNIA 92106
               (Address of principal executive offices) (Zip Code)


                                 (619) 226-6738
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:


   Title of each class to be                  Name of each exchange on which
         so registered                        each class is to be registered

             None                                         None
-----------------------------------          -----------------------------------

-----------------------------------          -----------------------------------


             Securities to be registered under Section 12(g) of the Act:


                         COMMON STOCK, PAR VALUE $0.0001
                                (Title of Class)

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                             DESCRIPTION OF BUSINESS

OVERVIEW

         Mobile P.E.T. Systems, Inc. is a medical service provider operating mobile Positron Emission Tomography ("PET") imaging systems in selected marketplaces in the United States and Europe. PET imaging systems produce images of the body that represent the metabolic characteristics of tissues rather than anatomical information, providing for the earliest detection of many abnormalities that are undetected with conventional x-ray, Computerized Axial Tomography ("CT"), or Magnetic Resonance Imaging ("MRI") imaging systems. PET effectively detects many cancers, cardiac and neurological disorders at their earliest stages which influences patients' treatment options and eliminates redundant testing, hospitalization or non-beneficial treatment procedures.

         We provide the PET imaging system housed in a mobile coach. We also provide the technical personnel who operate the equipment and implement the PET procedure under the direction of hospital physicians. Our contracted services provide hospitals, which do not have high patient volumes to purchase or support a dedicated PET system, access to this advanced diagnostic imaging technology and the related patient benefits.

ABOUT OUR INDUSTRY

         The diagnostic imaging industry generates annual revenues in excess of $50 billion in the United States, or approximately 5% to 6% of total health care spending. There are at present approximately 84 PET systems in the United States, including approximately 75 hospital-owned systems, 5 independent fixed site systems and 4 mobile units. By comparison, in 1998 there were approximately 4,000 MRI systems in the United States consisting of approximately 2,400 hospital owned systems, 1,000 independent fixed site systems and 600 mobile systems.

         Recent studies by the Institute for Clinical PET ("ICP") concluded that PET is a cost-effective diagnostic imaging procedure for a number of indications. In cost-effectiveness studies conducted by the ICP, the use of PET in four indications for the United States Medicare and non-Medicare populations demonstrated significant cost savings. The four retrospective studies focused on lung cancer, breast cancer, colorectal cancer recurrence, and myocardial viability. In the studies of these four indications in the Medicare population, ICP estimated the total Medicare savings from the use of PET diagnostic imaging procedures would approximate $1.6 billion per year. In addition, ICP estimated the number of invasive and other diagnostic procedures would be reduced by 189,162 procedures. Finally, ICP estimated the number of annual PET studies required for the four indications in the Medicare population would be 388,951. ICP's cost effectiveness studies for the non-Medicare population concluded the total cost savings from the use of PET diagnostic imaging would approximate $4.1 billion annually. In this population, ICP estimates the number of invasive and other diagnostic procedures would be reduced by 182,520 procedures annually. In addition, ICP indicated that the number of annual PET studies required in this population would approximate 401,616 tests. It should be noted that ICP's calculations examined only the savings related to the cost of the procedures avoided, and did not include additional savings realized by avoiding the complications of procedures rendered unnecessary by knowledge of PET results.

THE PET PROCEDURE

         Commercial diagnostic PET imaging systems are comprised of high speed computers, an examination table and a large imaging detector gantry, which are used to acquire and produce detailed PET images of the human body's metabolic functions. Performing an actual PET procedure scan involves first introducing a radioisotope into the patient's blood stream. The patient is then placed on an examination table which is electronically positioned into the middle of an "open-air gantry" of the PET scanner.

         The PET imaging system detects signals emitted by the radioisotope as it moves through the body. The radioisotope is attracted to any metabolic activity. As an example, cancer cells (which are highly metabolic) are easily detected by the PET imaging procedure. A high-speed computer reconstructs the signals into three dimensional images that display normal or abnormal metabolic function. The most commonly used radioisotope is fluro-deoxyglucose (FDG),

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a glucose based radioisotope. The radioisotope used in the PET procedure dissipates within twenty-four hours and the patient may go home the same day.

THE ADVANTAGES OF PET

         PET offers fundamental advantages over other diagnostic imaging techniques as it provides a direct measure of biochemistry and functional/ metabolic activity. In most cases, the precursors to all disease are biochemical in nature and initially affect function, as opposed to structure. PET, which has a unique ability to create a diagnostic image of early metabolic changes, can significantly reduce the time to diagnosis, reduce costs and improve patient outcomes for numerous indications for oncology, cardiology and neurology.

         PET offers the following substantial advantages over current diagnostic imaging procedures:

          -- replaces the need for multiple, costly medical testing with a single imaging procedure;
          -- displays a 3D image of all of the organ systems of the body with one examination;
          -- diagnoses and detects diseases, in most instances, before detection by other tests;
          -- monitors the path and progress of disease as well as how the body responds to treatment;
          -- reduces or eliminates ineffective or unnecessary surgical/ medical treatments and hospitalization; and
          -- reduces redundant medical costs and avoids needless discomfort to the patient.

         As a result of the cost efficiency and clinical effectiveness of PET, hospitals and other health care providers are facing pressures from their patients to provide PET technology and related services. Increasingly, such health care providers are utilizing third parties, like our company, to provide technology-driven patient services.

         Approximately 7.4 million Americans have a history of cancer, and
1.3 million new U.S. cancer cases will be diagnosed in 1999. PET is currently recognized as the only metabolic medical tool powerful enough to accurately image and measure with a single pass the metabolic function of cancer. It can also provide information to determine whether a primary cancer has metastasized to other parts of the body. PET has demonstrated its usefulness in cost-effective, whole-body metastatic surveys; avoiding biopsies for low-grade tumors; non-invasive differentiation of tumors from radiation necrosis; early change in course of ineffective chemotherapy; and avoiding unnecessary diagnostic and therapeutic surgeries.

         In cardiology, a PET scan is one of the most accurate tests to detect coronary artery disease. The PET images can display inadequate blood flow to the heart during stress that is undetected by other non-invasive cardiac tests. PET enables physicians to screen for coronary artery disease, to assess flow rates and flow reserve, and to distinguish viable from nonviable myocardium for bypass and transplant candidates. It is also fast becoming an indispensable tool for cardiologists attempting to achieve reversal of coronary artery disease through aggressive risk factor modification such as the Ornish diet program, enabling both doctor and patient to directly and non-invasively measure the progress of improvement in coronary blood flow.

         In neurology, PET can assist in the early detection and diagnosis of such brain disorders as Alzheimer's and Parkinson's diseases. PET scans can detect a consistent diagnostic pattern for Alzheimer's disease where certain regions of the brain may show decreased metabolism early in the disease. This pattern often can be recognized several years before a physician is able to make the diagnosis clinically. In addition, PET scans can differentiate Alzheimer's from other confounding types of dementia or depression. In a similar fashion, PET scans can detect Parkinson's disease. A labeled acid is used with PET to determine if the brain is deficient in dopamine synthesis. If it is determined there is no deficiency and the patient is not suffering from Parkinson's disease, then the course of tremor evaluation and treatment will be different.

         According to the ICP and the UCLA School of Medicine, PET diagnostic imaging offers medical specialists a metabolic and clinical process to pinpoint soft-tissue disorders. MRIs provide anatomical images of the body that are not as effective as PET's 10-year history of early diagnosis of a growing number of cancers, heart and brain disorders.


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         CT scanning is also less effective than PET scans as a tool for early detection and diagnosis. PET imaging has displayed the following detection rates compared to CT scanning and mammography:

          -- an 81% detection rate for lung cancer, compared to a 52% detection rate with CT;
          -- a 95% detection rate for colon cancer, compared to a 68% detection rate with CT; and
          -- an 85% detection rate for breast cancer, compared to a 67% detection rate for mammography.

         Considering only the 131,600 new incidences of colon cancer diagnosed in 1998, PET imaging services would have detected, based on the 95% detection rate, 125,020 incidences as compared to only 89,488 incidences from CT scanning. This represents a 40% higher rate of detection.

OUR SERVICES

         We provide convenient cost effective PET imaging services for hospitals, medical centers and other health care providers that are unable to financially justify the acquisition of this important technology.

         All of our PET imaging systems are housed in mobile coaches or trailers. The coach design combines convenience, patient comfort and safety, and includes a powered patient lift, stairway, stabilizing system for leveling, and transportation alarm to warn of equipment not properly stowed for transport. The interior space of the coach is divided into three sections: a patient imaging room, a technology control room, and the PET imaging equipment section.

         We provide hospitals with PET diagnostic imaging service time to easily accommodate their patients on a daily basis. We anticipate physician referrals will increase to a minimum of approximately nine exams per day of service.

         We offer a complete, comprehensive "Total Solutions" approach to our clients which includes:

          --   Medical Advisory Board to stage PET seminars that inform
               referring physicians on the benefits of PET.
          --   Physician training programs and expert overread services that assist the hospitals' staff physicians to become qualified PET exam interpreters.
          --   Electronic data transmission and archiving of all PET exams by use of our Internet site and software package.
          --   Licensure assistance by our physicists.
          --   PET Site Planning Guide and support to accommodate mobile PET trailers to each of our clients' locations.
          --   PET Strategic Marketing Plan complete with regional specialists to evaluate and inform referring physicians.
          --   Convenient access to radiotracers at negotiated discount rates through our master buying agreements.

         We currently have eight state-of-the art ECAT-Registered Trademark-EXACT-TM- PET systems on order from CTI/Siemens Medical Systems and we are ordering ten Registered Trademark-ADVANCE-TM PET Imaging Systems from General Electric Medical Systems. We have received three mobile Siemens PET systems to date, one of which is in operation in Southern California. We expect the balance of the Siemens PET systems to be in operation by year end 1999 with the first European system in operation by January 2000. We expect to receive the first GE Registered Trademark-ADVANCE-TM PET Imaging Systems commencing in the second quarter of 2000. The cost for a fully commissioned mobile PET imaging system can range from $1.6 to $2.0 million.

         The Siemens ECAT-Registered Trademark- EXACT-TM- scanner is a whole-body system that provides 2D and 3D volume measurements of metabolic and physiologic processes. The system consists of the ECAT-Registered Trademark-EXACT-TM- scanner, an integrated workstation, the 3D Advanced Computational System, and patient couch.


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OUR OPERATIONS

         CUSTOMER BASE. We believe that many hospitals and other health care providers will seek access to PET imaging services to remain competitive in the health care marketplace.

         Regulatory and licensing requirements in many states may also limit general access to PET imaging services. In addition, many health care providers lack sufficient patient volumes or financial resources to justify the purchase of a dedicated in-house PET system. As a result, providers will consider contracting for mobile services to gain access to PET technology, build patient flows and provide comprehensive PET services to their communities.

         Many health care providers, regardless of whether their patient flow levels and financial resources justify the purchase of a PET system, may prefer to contract with us to (i) obtain the use of a PET system without significant capital investment or financial risk; (ii) retain the ability to switch system types and avoid technological risk; (iii) eliminate the need to recruit, train and manage qualified technologists; or (iv) provide expanded imaging services when patient demand exceeds their in-house capability.

         SERVICE CONTRACTS. We structure our service contracts with hospitals and health care providers for a term of five years, with fees charged on a fee-per-patient basis and minimum patient volumes. To date, we have entered into service agreements with the following hospitals and health care providers: (i) Pomona Valley Hospital Medical Center; (ii) Saint John's Health Center; (iii) South Coast Nuclear Medicine Group; and (iv) Spectrum Medical Management.

         REIMBURSEMENT. Mobile diagnostic imaging service providers are generally not reimbursed directly by health care payors such as Medicare, Medicaid, insurance companies or managed care companies. Instead, mobile diagnostic imaging service companies contract directly with and are paid by the hospital, which then bills the health care payors. All of our revenues will be paid directly by the hospital. As a result, we should realize a higher level of accounts receivable turnover and a lower allowance for uncollected debt.

         Billing and reimbursement for diagnostic imaging services is divided into a technical component and a professional component. Our business revenue is based on providing the technical component, which includes the cost of the equipment, labor and materials needed to perform the procedure by our company and a hospital. The professional component is the cost of interpreting the image by the nuclear medicine physician or radiologist.

         We contract with a hospital to receive a negotiated rate for the technical component of the imaging service. This wholesale rate pays us for providing the technical component of the service and allows the hospital to mark up the service to the healthcare payor. This markup reimburses the hospital for its services rendered to the patient and the associated physician costs. At the current time, the average insurance reimbursement to a hospital for a particular PET procedure is $1,900 to $3,100.

         Insurance companies currently reimburse approximately 70% of PET procedures. In January 1998, the Health Care Financing Administration (HCFA) approved Medicare reimbursement for the diagnostic evaluation of solitary pulmonary nodules and for staging non-small cell lung cancer. In March 1999, the HCFA announced approval to reimburse PET scans in the diagnosis and management of certain cancers in Medicare beneficiaries. The March 1999 announcement approves the reimbursement for the detection and localization of recurrent colorectal cancer with rising carcinoembryonic antigen known as CEA; staging and characterization of both Hodgkins and non-Hodgkins lymphoma in place of a gallium scan or lymphangiogram; and identification of metastases in melanoma recurrence in place of gallium studies.

         The implication of the foregoing HCFA approvals is an indication that a promising technology has at last become commercially feasible. For nearly 20 years PET imaging has shown tremendous promise in the investigation of pharmacologic agents and the management of cancer patients, cardiac patients and certain neurologic indications, but has not been reimbursable. This has prevented the dissemination of this technology to community hospitals and restricted its use to major medical centers. It appears that small to medium hospitals can now avail themselves of a cutting edge technology which promises to become a standard of health care.


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OUR COMPETITIVE STRATEGY

         Our management team has developed and will implement a business strategy designed to maximize return on invested capital and increase revenues and cash flow. Our goal is to achieve a leadership position in our industry as well as pursue significant growth opportunities based on the following competitive strategies:

         BECOME THE LARGEST PROVIDER OF MOBILE PET SERVICES. By the end of 1999, we plan to be operating mobile PET systems in four states - California, Florida, Texas and New York. As we grow, we believe we will benefit from (i) significant equipment purchasing savings; (ii) attractive service and maintenance contracts from our primary equipment suppliers; (iii) strong name recognition and a reputation for quality service; (iv) substantial financial flexibility and access to lower-cost capital; and (v) the ability to efficiently deploy systems in a manner which maximizes fleet utilization while satisfying our customer requirements.

         SUPERIOR CUSTOMER SERVICE AND STRONG CUSTOMER RELATIONSHIPS. We will position ourselves as a service company rather than solely as a supplier of equipment and will compete on the basis of value-added services in addition to price. We will differentiate ourselves from potential competitors by aggressively marketing our services to referring physicians, nuclear medicine specialists, radiologists and hospital administrators by offering advance PET imaging systems, trained technologists, as well as marketing and education programs to accommodate the growing needs of our customers.

         SECURE EXCLUSIVE, LONG-TERM CONTRACTS WITH KEY HOSPITALS IN ATTRACTIVE MARKETS. We will generate all of our revenues from exclusive, long-term contracts with hospitals and other health care providers, with the price for our services determined on a fee for service basis. Our marketing focus is currently directed at four key market segments in the U.S. They include California, New York, Texas and Florida. We have initially targeted 40 hospitals in each market which we believe require access to PET services. These targeted hospitals need to remain competitive in their respective health care markets or may lack sufficient patient volumes to justify the purchase of a dedicated PET system. We have pursued securing long-term contracts with several high profile university hospitals, which offer the potential of establishing market presence and name recognition for our company. We have also developed a "Total Solutions" strategy which will utilize our senior executives and our Medical Advisory Board members to help our customers during the start-up phases at their facilities. Our "Total Solutions" approach includes physician education and a focused marketing effort to build a physician referral base. Our "Total Solutions" approach also enables us to provide consultation in the areas of billing and third party contracts.

         SUBSTANTIAL OPERATING LEVERAGE. Because of the significant amount of fixed costs associated with operating a mobile PET system, we can benefit from operating leverage, with increased utilization rates resulting in significant increases in operating earnings and margins.

         FAVORABLE PAYMENT TERMS. A majority of our billings will be direct to hospitals. The hospitals, in turn, generally will pay us prior to collecting from patients and third party payors. Accordingly, our exposure to uncollectable patient receivables will be minimized. In addition, we estimate that the average number of days sales outstanding ("DSO") of receivables will be approximately 60 to 90 days which would be more favorable than the DSO of many health care companies.

         EXPERIENCED MANAGEMENT TEAM. Our senior management team has considerable industry experience. Our senior and operating managers have successfully developed and implemented marketing, operating and financial strategies with previous health care companies.

         INCREASE SCAN VOLUMES. We believe that the demand for PET procedures will continue to grow as new applications are developed and PET continues to gain increased acceptance resulting in replacing and/or supplementing other imaging technologies. We have an opportunity to achieve a growing level of patient procedures by both adding new customers and increasing the number of patient procedures performed for these customers.


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         MAXIMIZE RETURN ON INVESTED CAPITAL. We will actively manage the utilization of our PET systems to maximize our return on capital (i.e., the amount of cash flow generated by each system relative to the carrying value of such system). We estimate that, on average, a system can be utilized for approximately eight years in a high demand market when properly maintained and upgraded, after which time the system can either be utilized in a market with less demand or traded in for a new system.

         IDENTIFY ATTRACTIVE STRATEGIC ACQUISITIONS. Although our management's initial operational focus will be directed to the significant internal growth opportunities we have identified and targeted, we will attempt to identify attractive strategic acquisition opportunities that may arise as well as our ability to (i) access additional and lower cost financial resources; (ii) realize significant synergies, operating expense reduction and overhead cost savings; and (iii) expand into new geographic markets.

CUSTOMER SUPPORT

         As part of our professional services, we provide several levels of support to a hospital or health care provider, including (i) developing commercial and clinical marketing materials; (ii) sponsoring clinical lectures; and (iii) offering educational over-read services. In addition, consulting services for billing, collections, and third-party contracts are available on request. We believe that these services play a key role in our ability to sign up routes over competitors, retain accounts and build patient procedures.

SALES AND MARKETING

         Our sales force consists of five regional marketing representatives. These representatives identify, qualify and contact candidates about our services. Each sales representative has overall management and revenue responsibility for a specific region of the country.

         Direct marketing to referring physicians plays a primary role in our ability to increase patient procedures. Our marketing representatives focus on developing increased scan volumes by introducing our PET services to referring physicians and keeping such physicians apprised of our PET service capabilities. In addition, certain of our executive officers spend a portion of their time marketing our services. We have also assembled a Medical Advisory Board comprised of leading physicians who will assist in educational programs directed to the medical community which will enhance our ability to attract and retain customers.

         Our initial target market includes hospitals located in metropolitan areas that have an on-site oncology department or have affiliated oncology service relationships. We believe there are approximately 2,000 hospitals in the U.S. that meet this criteria. Our initial sales and marketing focus has been directed at the four major markets of California, New York, Texas and Florida. Our representatives have initially targeted approximately 40 hospitals in each market. We believe that approximately 15 of these hospitals in each market are at a mature negotiating stage for the potential signing of contracts.

RISKS RELATED TO OUR BUSINESS

THERE ARE RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS MADE BY US AND ACTUAL RESULTS MAY DIFFER.

         Some of the information in this registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they:

          -    discuss our future expectations;
          - contain projections of our future results of operations or of our financial condition; and
          -    state other "forward-looking" information.


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         We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this registration statement could have an adverse effect on our business, results of operations and financial condition.

WE HAVE INCURRED NET LOSSES SINCE INCEPTION AND EXPECT FUTURE LOSSES.

         Since inception, we have incurred significant losses, and as of June 30, 1999, had incurred cumulative net losses of $619,763. As of June 30, 1999, we had an accumulated deficit of approximately $1,446,599. We expect to continue to incur net losses until sales generate sufficient revenues to fund our continuing operations. We may fail to achieve significant revenues from sales or achieve or sustain profitability.

IF WE DO NOT BECOME PROFITABLE WE MAY NOT BE ABLE TO SUSTAIN OUR OPERATIONS.

         Our ability to achieve profitability in the future will depend in part on our ability to continue to successfully market and sell PET services on a wide scale. In turn, our future sales and profitability depend in part on our ability to demonstrate to hospitals the potential cost and performance advantages of the PET system over traditional diagnostic imaging systems. To date, commercial sales of PET services have been limited. We do not know if PET services or mobile PET service can be successfully commercialized on a broad basis.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MEDICAL COMMUNITY OR BY PATIENTS.

         The acceptance of PET technology may be adversely affected by its high cost, concerns by patients and physicians relating to its safety and efficacy, and the substantial market acceptance of other diagnostic tools such as MRIs and CT scans. We have a limited sales force and will need to hire additional sales, technologists, and marketing personnel to increase the general acceptance of PET services. Of all the factors impacting our profitability, the failure of PET services to achieve broad market acceptance would have the greatest negative impact on our business, financial condition and results of operations and our profitability.

WE ARE DEPENDENT ON A SMALL NUMBER OF SUPPLIERS THE LOSS OF WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

         We purchase the PET system from a limited group of qualified suppliers. Siemens has approximately 75% of the market share for PET systems worldwide. While we believe that alternative suppliers could be found for the PET system, we cannot assure you that any supplier could be replaced in a timely manner. Any interruption in the supply and/or delivery of the PET system could materially harm our ability to conduct our business, our financial condition and results of operations.

WE MAY BE UNABLE TO PROVIDE ADEQUATE SUPPORT TO OUR CUSTOMERS.

         We have limited experience with widespread deployment of our products and services to a diverse customer base, and there can be no assurance that we will have adequate personnel to provide the level of support that our customers may require during initial product deployment or on an ongoing basis. An inability to provide sufficient support to our customers could have an adverse impact on our reputation and relationship with our customers, prevent us from gaining new customers, and adversely affect our business, financial condition or results of operations.

OUR FOREIGN SALES ARE SUBJECT TO RISKS.

         An increasing portion of our sales may be made in foreign markets. The primary risks to which we are exposed due to our foreign sales are the difficulty and expense of maintaining foreign sales distribution channels, political and economic instability in foreign markets and governmental quotas and other regulations.


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         The regulation of medical devices worldwide also continues to develop, and it is possible that new laws or regulations could be enacted which would have an adverse effect on our business. In addition, we may experience additional difficulties in providing prompt and cost effective service of PET scans in foreign countries. We do not carry insurance against these risks. The occurrence of any one or more of these events may individually or in the aggregate have an adverse effect upon our business, financial condition and results of operations.

THE PET SYSTEM MAY BECOME TECHNOLOGICALLY OBSOLETE AND OUR BUSINESS COULD BE HARMED.

         The markets in which our PET system competes are subject to rapid technological change as well as the potential development of alternative diagnostic imaging techniques or products. These changes could render the PET system uncompetitive or obsolete. Although we believe that the PET system can be upgraded to maintain its state-of-the-art character, the development of new technologies or refinements of existing ones might make PET systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, PET systems. Although we are not aware of any substantial technological change, should such change occur, there can be no assurance that we will be able to acquire the new or improved systems which may be required to service our customers.

         We are also subject to the risk that customers will cease using our PET services upon expiration of contracts and purchase or lease their own PET systems.

OUR BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATION.

         We are required to adhere to a wide variety of other regulations governing the operation of our business. Noncompliance with state, local, federal or foreign requirements can result in serious penalties that could harm our business. Although we believe that our operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect our business.

         Federal regulations commonly known as the "Stark Laws" impose civil penalties and exclusion from participation in the Medicare program of reimbursement for referrals for "designated health services" by physicians to certain entities with which they have a financial relationship (if those referrals do not fall within an exception to the prohibition). "Designated health services" include, among other things, PET services. While implementing regulations have been issued relating to referrals for clinical laboratory services, no implementing regulations have been issued regarding the other designated health services, including PET services. Further, under the proposed implementing regulations interpreting the Stark Laws, it is likely that these proposed rules will apply to mobile PET scanners, thereby restricting certain physician referrals for such services by an investor-physician. In addition, several states (including the State of California) in which we operate or plan to operate have enacted or are considering legislation that restricts "physician self-referral" arrangements in a manner similar to the Stark Laws and requires physicians to disclose any financial interest they may have with a health care provider to their patients to whom they recommend that provider. Possible sanctions for violating these provisions include loss of licensure and civil and criminal sanctions. Such state laws vary from state to state and seldom have been interpreted by the courts or regulatory agencies. Nonetheless, strict enforcement of these requirements is likely.

         There are also numerous federal and state laws which govern financial and other arrangements between health care providers. These include the federal Medicare and Medicaid anti-kickback statutes which prohibit bribes, kickbacks, rebates and any other direct or indirect remuneration in return for or to induce the referral of an individual to a person for the furnishing, directing or arranging of services, items or equipment for which payment may be made in whole or in part under Medicare, Medicaid or other federal health care programs. Violation of the anti-kickback statute may result in criminal penalties and exclusion from the medicare and other federal health care programs. Many states have enacted similar statutes which are not necessarily limited to items and services paid for under Medicare or a federally funded health care program. We believe we can market our services to health professionals and provide such services without violating or encouraging the violation of these and related laws dealing with the provision of health care services. However, our failure or our customers' failure to comply with these laws and/or the Stark Laws could result in an adverse effect on our business.

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THE LOSS OF ANY OF OUR OTHER KEY PROFESSIONALS COULD ADVERSELY AFFECT OUR
BUSINESS, INCLUDING OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS.

         We depend to a considerable degree on a limited number of key personnel, who are listed in the "Management" section of this registration statement. During our limited operating history, many key responsibilities have been assigned to a relatively small number of individuals. The loss of the services of key members of our management could harm our business. Our success will also depend, among other factors, on the successful recruitment and retention of qualified technical and other personnel.

IF WE FAIL TO COMPETE SUCCESSFULLY, OUR REVENUES AND OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

         We are, and will continue to be, subject to intense competition in our targeted markets, principally from businesses providing other traditional diagnostic imaging techniques, including existing and developing technologies, and competitive products. Many of our competitors have substantially greater financial, marketing and manufacturing resources and experience than us. Furthermore, we expect that other companies will enter the mobile and stationary PET market, particularly as PET systems gain increasing market acceptance. Significant competitive factors which will affect future sales in the marketplace include regulatory approvals, performance, pricing and general market acceptance.

         The diagnostic imaging market is also highly competitive. There are many companies engaged in this market, some with significantly greater resources than ours. Our competitors may be able to develop technologies, procedures or products that are more effective or economical than ours, or that would render the PET system obsolete or noncompetitive.

         We compete with free-standing imaging centers and health care providers that have their own diagnostic imaging systems and with equipment manufacturers that sell or lease imaging systems to health care providers for full-time installation. Some of our customers may be capable of providing the same services to their patients directly.

A SUCCESSFUL LIABILITY CLAIM ASSERTED AGAINST US DUE TO A DEFECT IN THE PET SYSTEM IN EXCESS OF OUR INSURANCE COVERAGE WOULD HARM OUR BUSINESS.

         The provision of mobile PET shared services involves the inherent risk of professional and product liability claims against us. We currently maintain commercial general liability insurance coverage in the amount of $2 million per incident and medical professional liability insurance in the amount of $2 million per incident, but this insurance is expensive, subject to various coverage exclusions and may not be obtainable in the future on terms acceptable to us. We do not know whether claims against us arising from our use of the PET system will be successfully defended or that our insurance will be sufficient to cover liabilities arising from these claims. A successful claim against us in excess of our insurance coverage could materially harm our business.

THERE IS UNCERTAINTY RELATING TO THIRD PARTY REIMBURSEMENT WHICH IS CRITICAL TO MARKET ACCEPTANCE OF OUR PRODUCTS.

         PET services are generally purchased by hospitals which then bill various third party payors, such as government programs and private insurance plans, for the procedures conducted using the PET system. Third-party payors carefully review and are increasingly challenging the prices charged for medical products and services, and scrutinizing whether to cover new products and evaluating the level of reimbursement for covered products. While we believe that the hospitals using the PET system have generally been reimbursed, payors may deny coverage and reimbursement for the PET system if they determine that the device was not reasonable and necessary for the purpose for which it was used, was investigational or not cost-effective. As a result, we cannot assure you that reimbursement from third party payors for use of the PET system will be available or if available, that reimbursement will not be limited. If third party reimbursement of these procedures is not available, it will be more difficult for us to offer our services on a profitable basis. Moreover, we are unable to predict what legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation may have on us.

WE ARE EXPOSED TO RISKS RELATING TO HEALTH CARE REFORM.

         Several states and the United States government are investigating a variety of alternatives to reform the health care delivery system and further reduce and control health care spending. These reform efforts include proposals to limit spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products. If adopted and implemented, such reforms could have an adverse effect on our business, financial condition and results of operations.

IF WE EXPERIENCE PROBLEMS WITH YEAR 2000 COMPLIANCE OUR OPERATIONS MAY BE DISRUPTED.

         Many existing computer programs use only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. As a result, any computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failure or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

         If our key suppliers or customers experience Year 2000 compliance issues, then our business could be harmed. If there is a failure in Year 2000 compliance by us or one of our suppliers or customers, we could suffer major disruptions in our ability to schedule PET services, obtain PET systems, or receive payment for our sales. There can be no assurance that our business will not be negatively affected by Year 2000 problems experienced by our suppliers or customers.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING OUR BUSINESS OPERATIONS WILL BE HARMED.

         We believe that our available short-term assets and investment income will be sufficient to meet our operating expenses and capital expenditures through the current fiscal year. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain contracts for the provision of PET services.

OUR EMPLOYEES

         We currently have 12 full-time employees and 1 part-time employee. Our employees are non-union and none are represented by an organized labor union. We believe our relationship with our employees is very good and we have never experienced an employee related work stoppage. We will need to hire and retain highly-qualified experienced technical and select management personnel in order to execute our business plan and maintain technical advantages over competitors in the marketplace. No assurances can be given that we will be able to locate and hire such personnel, or that, if hired, we will continue to be able to pay the higher salaries necessary to retain such skilled employees.

OUR CORPORATE HISTORY

         Mobile P.E.T. Systems, Inc. was originally formed as a Nevada corporation in December 1998 ("Mobile Nevada"). Soon after its formation, Mobile Nevada's founders (who are now our majority shareholders) decided that their company's business plan would be best accomplished if Mobile Nevada became a publicly traded corporation. The founders concluded that the easiest and most efficient way to achieve their goal was to locate an existing publicly traded corporation which would acquire Mobile Nevada. That corporation was our predecessor -- Colony International Corporation ("Colony Delaware").

         Colony Delaware's predecessor, American Coin & Stamp Ventures, Inc. ("American"), was formed as a Delaware corporation in August 1985. American supplied various editorial and advertising services to publishers. In 1986, American made an initial public offering of its stock. Its shares were thereafter publicly traded under the trading symbol "ACSV." In January 1997, American sold its business to its existing management and conducted a reverse split of its stock on a 1:19.926 basis, leaving 491,311 shares of common stock outstanding.

         American then acquired Colony International Incorporated, a corporation formed in Nevada in April 1995 ("Colony Nevada"). Colony Nevada was a development stage company which intended to manufacture and distribute a technologically advanced solid waste management system. American acquired Colony Nevada by exchanging newly issued shares of American common stock for the shares of Colony Nevada common stock then outstanding. Once the acquisition was completed, American officially changed its corporate name to Colony International Incorporated ("Colony Delaware") and its trading symbol to "CIIA." After the acquisition, American's former shareholders held approximately 5% of the shares of Colony Delaware, and Colony Nevada's former shareholders (and certain consultants who assisted in the acquisition) held approximately 95% of the shares of Colony Delaware.

         In December 1998, Colony Delaware transferred its business to Brian Hauff, its sole officer and director. Colony Delaware then reverse split its shares on a 1:50 basis. Colony Delaware then acquired Mobile Nevada by exchanging 7,000,000 newly issued shares of Colony Delaware common stock for the 7,000,000 shares of Mobile Nevada common stock then outstanding. Once the acquisition was completed, Colony Delaware changed its corporate name to Mobile P.E.T. Systems, Inc. and its trading symbol to "MBPT," and officially became the corporation we are now. After the acquisition, Colony Delaware's former shareholders held approximately 37% of our shares, and Mobile Nevada's former shareholders held 63% of our shares.

         We still own all of the shares of Colony Nevada and Mobile Nevada. We intend to dissolve these two corporations.

ADDITIONAL INFORMATION

         We intend to provide an annual report to our security holders, and to make quarterly reports available for inspection by our security holders. The annual report will include audited financial statements.

         Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") which will require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS. SEE "FORWARD-LOOKING STATEMENTS."

OVERVIEW

         For the period from our inception through June 30, 1999, we had no revenues and our operating activities related primarily to establishing the management and operating infrastructure to provide PET systems and services to hospitals and other health care providers on a mobile, shared user basis. Since forming the Company, operating activities have been focused on establishing a national sales force; creating and executing a sales and marketing strategy directed to key potential hospital and health care providers; securing a $10 million lease financing package; establishing key equipment vendor relationships; promoting our service brand strategy; and building a management and operations infrastructure to effectively and efficiently manage future operating growth opportunities.

         We plan to provide PET systems and services to hospitals and other health care providers on a mobile, shared user basis. Our PET services will include the provision of high technology imaging systems, technologists to operate the imaging systems, the management of day-to-day operations and educational and marketing support. Our services will enable leading as well as small to mid-size hospitals to gain access to advanced diagnostic imaging technology and related value-added services without making a substantial investment in equipment and personnel.

         Our future revenues will principally be a function of the number of mobile units in service, scan volumes and fees per scan. We will generate substantially all of our revenues under exclusive five-year contracts with hospitals and health care providers. Our contracts will offer tiered pricing which may include lower fees per scan on incremental scans, allowing hospitals and other health care customers to benefit from increased scan volumes and provide us with the opportunity to benefit from operating leverage that may be associated with increased scan volumes.

         The principal component of our operating costs will include salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because a majority of these expenses are fixed, increased revenues as a result of higher scan volumes may significantly improve our future profitability potential while lower scan volumes may result in lower profitability.

         Since inception, we have incurred significant losses and, as of June 30, 1999, had incurred cumulative net losses of $619,763. We expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will increase significantly from current levels as we expect to incur additional costs and expenses related to staffing, infrastructure development, marketing and sales activities and other capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability.

         We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. To address these risks, we must establish, maintain and expand our customer base, implement and successfully execute our business and marketing strategy, provide superior customer service, anticipate and respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing these risks, and our failure to do so could have a negative impact on our business, operating results and financial condition.

RESULTS OF OPERATIONS

OPERATING EXPENSES

         General and Administrative. General and administrative expenses consist of payroll and related expenses for general corporate functions, including marketing and sales expenses, finance, facilities expenses, professional services expenses, insurance and depreciation. We expect general and administrative expenses to increase as we continue to promote and market our mobile PET diagnostic services and expand the number of contracted PET mobile units.

         Any comparison of our results of operations to any previous period is not meaningful as we recommenced our company and started our current mobile PET operations as of December 1, 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Since inception, we have financed our operations primarily through private placements of common stock and from the initial cash put into our company as a result of Colony Delaware's acquisition of Mobile Nevada. As of June 30, 1999, we had approximately $1.784 million in cash and cash equivalents.

         Net cash used in operating activities for the six months ended June 30, 1999 was approximately $1.173 million. The net cash used in operating activities can be substantially attributed to the net loss incurred to date.

         Net cash used in investing activities was approximately $261,020 in the seven month period ended June 30, 1999. The net cash used in investing activities resulted primarily from the initial deposits to equipment and coach vendors for the initial orders.

         Net cash provided by financing activities was approximately $3.470 million in the seven month period ended June 30, 1999. The net cash provided by financing resulted primarily from the proceeds from the reverse merger transaction in January 1999.

         We have experienced a substantial increase in our capital expenditures since our inception, consistent with our growth in operations and staffing, and we anticipate that this will continue for the foreseeable future. Additionally, we continue to evaluate possible expenditures and investments in businesses, geographic service expansion and service offerings. We cannot be certain that the underlying assumed levels of revenues and expenses will prove to be accurate. We may seek additional funding through public or private financings or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on terms favorable to us. If funding is insufficient at any time in the future, we may be unable to develop or enhance our service offering, take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on our business, operating results and financial condition.


                             DESCRIPTION OF PROPERTY

         We lease approximately 3,500 square feet of space in an office building in San Diego, California for our executive and principal administrative office. Our principal place of business is located at 2240 Shelter Island Drive, Suite 205, San Diego, California 92106.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of our Common Stock as of August 26, 1999 (a) by each person who is known by us to own beneficially more than 5% of our Common Stock, (b) by each of our directors, and (c) by all of our officers and directors as a group. Each person's address is c/o Mobile P.E.T. Systems, Inc., 2240 Shelter Island Drive, #205 San Diego, California 92106.


Name and Address of Beneficial         Amount and Nature of
            Owner                        Beneficial Owner           Percentage of Class
------------------------------         --------------------         -------------------
Paul J. Crowe                              5,100,000(1)                    34.32%

Brent Nelson                               1,800,000(1)                    12.11%

Thomas G. Brown                              450,000(2)                     3.03%

Jim Corlett                                  200,000(1)                     1.35%

Fleming & Associates                         800,000                        5.38%

All Executive Officers and
Directors (4 persons)                      7,550,000(3)                    50.80%


----------------

(1) Includes 100,000 shares issuable upon the exercise of outstanding stock options.
(2) Includes 350,000 shares issuable upon the exercise of outstanding stock options.
(3) Includes 650,000 shares issuable upon the exercise of outstanding stock options.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information with respect to our directors and executive officers.


        Name                Age                                    Position
--------------------        ---         ------------------------------------------------------------
Paul J. Crowe                49         Chairman of the Board, Chief Executive Officer and President

Thomas G. Brown              54         Chief Financial Officer and Director

Jim Corlett                  56         Vice President - Mobile Operations

Brent Nelson                 37         Director


         PAUL J. CROWE has served as our Chairman, Chief Executive Officer and President since December 1998. Mr. Crowe has over 30 years of business experience in sales, marketing, finance and management of high-tech medical instrumentation and services for the health care industry. Mr. Crowe has served in sales, marketing and senior management positions for Ritter/Sybron Corporation, Philips Medical Systems, Rohe Ultrasound and Diasonics MRI. From 1987 to 1991, Mr. Crowe served as President and Chief Executive Officer of Paul J. Crowe & Associates, Inc., a company which developed and operated diagnostic MRI imaging facilities and mobile MRI routes. Mr. Crowe is currently President and CEO of NeuroTechnologies International, Inc. and President of Radiosurgical Centers Corporation, businesses involved in the development and operation of Gamma Knife radiosurgery centers. In July 1995, Mr. Crowe pled guilty to unlawful taking of property, adjudicated to be a misdemeanor. In March 1998, he was convicted of domestic violence and illegal possession of a firearm. These incidents occurred prior to Mr. Crowe's election as a director and appointment as an executive officer and are not related to our business.

         THOMAS G. BROWN has served as our Chief Financial Officer since April 1999. Mr. Brown is currently managing director of Wyndham Capital Corporation, an investment banking firm that sources capital for private and public companies as it relates to the financing of internal and external growth opportunities. Mr. Brown was a co-founder of Ablum, Brown & Company, a company that assisted LBO firms in the procurement of senior and subordinated capital as well as growth capital for private businesses. In addition, Mr. Brown has served as a securities analyst and in the corporate finance department of several New York Stock Exchange member firms. Mr. Brown is a Chartered Financial Analyst (CFA).

         JIM CORLETT has served as our Vice President - Mobile Operations since June 1999. He previously had served as our Vice President - Sales of the Company since December 1998. Mr. Corlett has over 16 years of experience in the application of mobile services to high technology. Mr. Corlett was one of the pioneers in the development of mobile MRI Services in the U.S. market for American Shared Hospital Services in the 1980s. While at American Shared Hospital Services, Mr. Corlett developed and implemented a strategic marketing and sales plan which contributed to approximately $40 million of revenues.

         BRENT NELSON has served as a Director since December 1998. Mr. Nelson is the founder and managing director of Northwest Capital Partners L.L.C., a Bellevue, Washington-based venture capital firm that provides capital to private and public companies. Mr. Nelson has over 15 years of experience in corporate and project financing.

         All directors hold office until the next annual meeting of stockholders and until their successors are elected. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

                            EXECUTIVE COMPENSATION

         Executive compensation is designed to provide incentives for those senior members of management who bear responsibility for our goals and achievements. Our compensation philosophy is based on a base salary, with opportunity for significant bonuses to reward outstanding performance, and a stock option program.

EXECUTIVE OFFICER COMPENSATION

         During the fiscal year ended December 31, 1998, three different individuals served as Chief Executive Officer for our predecessor, Colony
Delaware: Alexander Michie, Brian Hauff and Brent Nelson. Mr. Nelson received no compensation for his service as Chief Executive Officer, and we believe that neither Mr. Michie nor Mr. Hauff received any compensation for their service as Chief Executive Officer. No other executive officers received compensation in excess of $100,000 during the fiscal year ended December 31, 1998.

EMPLOYMENT AND CONSULTING AGREEMENTS

         On January 1, 1999, we entered into a five-year Employment Agreement with Paul J. Crowe, our Chief Executive Officer. The Employment Agreement provides that Mr. Crowe is to receive a salary of $150,000 per year, which beginning in the calendar year 2000 is to be increased by 10% if the average market price of our stock in December of the preceding year has increased by at least 10% above the average market price of our stock in December of the second preceding year. The Employment Agreement also provides that the Board of Directors will review and evaluate Mr. Crowe's performance annually and consider awarding him a discretionary bonus.

         Thomas G. Brown is compensated for his service as our Chief Financial Officer under a two-year non-exclusive Consulting Agreement dated April 1, 1999. The Consulting Agreement requires that Mr. Brown devote as much time to our company's affairs as is reasonably necessary, but he is not required to spend more than two to three days per week on our premises. Under the Consulting Agreement, Mr. Brown received a one-time grant of 100,000 shares of our Common Stock and an option to purchase 250,000 additional shares of our Common Stock at an exercise price equal to the market price for the shares. He also receives a salary of $7,500 per month.

         On January 6, 1999, we entered into an Employment Agreement with Jim Corlett, our Vice President for Mobile Operations. Upon executing the Employment Agreement, Mr. Corlett received a signing bonus consisting of 100,000 shares of our Common Stock. The Employment Agreement also provides that Mr. Corlett is to receive a salary of $85,000 per year. In addition, Mr. Corlett will receive an option to purchase 100,000 shares of our Common Stock at the end of each of the first three years during the term of the Employment Agreement. The exercise prices of these options range between $1.10 and $1.90 per share.

         We entered into a Consulting Agreement dated January 29, 1999 with Michael Baybak and Company, Inc., a California corporation ("Baybak"). The Consulting Agreement provides that Baybak will provide major media consulting services for us. The Consulting Agreement is for a period of fifteen (15) months and provides for compensation in the form of an option to purchase 150,000 shares of our Common Stock at a exercise price of $2.50 per share. The options expire on January 29, 2004.

         We entered into a Consultancy Agreement with Dr. Piers Nicholas Plowman dated September 9, 1999. The Consultancy Agreement provides that Dr. Plowman will oversee our operations in London, England. The Consultancy Agreement ends on December 31, 2000. Under the terms of the Consultancy Agreement, Dr. Plowman may receive (i) 50,000 options to purchase our shares of Common Stock at an exercise price of $3.00 per share; (ii) 25,000 options to purchase our shares of Common Stock at an exercise price of $1.00 per share; (iii) the right to subscribe for 10,000 shares of Common Stock at the trading price; (iv) the right to subscribe for up to 130,000 shares of Common Stock at prices ranging from $1.00 to $3.00 per share; and (v) a management fee equal to 5% of the net profit of our operations in England.

DIRECTOR COMPENSATION

         In April 1999, we granted each of our directors an option to purchase 100,000 shares of our Common Stock. In addition, our directors are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors.

MEDICAL ADVISORY BOARD COMPENSATION

         We compensate members of our Medical Advisory Board by granting them options to acquire our Common Stock under our 1999 Stock Option Plan. Members of the Medical Advisory Board typically receive 25,000 options to purchase our Common Stock for their first year of service and 10,000 options to purchase our Common Stock for each subsequent year of service. The exercise prices for options issued to the Medical Advisory Board range between $1.00 to $3.50 per share.

1999 STOCK OPTION PLAN

         Our 1999 Stock Option Plan (the "1999 Plan") authorizes us to grant to our directors, employees, consultants and advisors both incentive and non-qualified stock options to purchase shares of our Common Stock. As of September 30, 1999, our Board of Directors reserved 3,000,000 shares for issuance under the 1999 Plan, of which 2,344,000 shares were subject to outstanding options and 656,000 shares remained available for future grants. Our Board of Directors or a committee appointed by the Board (the "Plan Administrator") administers the 1999 Plan. The Plan Administrator selects the recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the 1999 Plan are exercisable at a price determined by the Plan Administrator at the time of the grant, but in no event will the option price for any incentive stock option be lower than the fair market value for our Common Stock on the date of the grant. Options become exercisable at such times and in such installments as the Plan Administrator provides in the terms of each individual option agreement. In general, the Plan Administrator is given broad discretion to issue options and to accept a wide variety of consideration (including shares of Common Stock of the Company and promissory notes) in payment for the exercise price of options.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Brent Nelson, a director of our company, is the President of Northwest Capital Partners, LLC. On December 15, 1998, we entered into a Consulting Agreement under which Northwest agreed to advise us financially and assist us in arranging financing for our business operations. The Consulting Agreement has a three-year term, and Northwest has a right of first refusal to consult with the Company regarding financings for three years throughout the duration of the Consulting Agreement. The Consulting Agreement provides for payment of monthly consulting fees to Northwest in the amount of $5,000 per month. Commencing in April of 1999, Northwest has waived payment of these monthly fees. The fee provision is subject to extension for 36 months upon the closing of certain financing transactions set forth in the Consulting Agreement. In addition, the Consulting Agreement provides that Northwest is to be granted up to 2,200,000 shares of our Common Stock if it achieves certain milestones related to locating financing for our business, of which 1,200,000 shares have been granted to Northwest to date. Northwest's obligations under the Consulting Agreement are subject to certain conditions to be performed by us, including refraining from modifying our capital structure without Northwest's prior written consent. In addition, the Consulting Agreement provides that for three years after the occurrence of certain milestones set forth in the Consulting Agreement, if we desire to issue new shares of stock or any of any of our officers or directors who hold 5% or more of our common stock ("Principal Stockholders") desire to transfer their shares of our stock to a third party, we and the Principal Stockholders are required to first offer such shares to the Principal Stockholders or us (as applicable), and then to Northwest. Finally, the Consulting Agreement provides that Northwest is entitled to nominate a director for our board of directors for a period of five years.

         In December of 1998, Northwest Capital Partners, LLC made a non-interest bearing loan to us in the amount of $50,000. We repaid the loan in January of 1999.

         Paul J. Crowe, the CEO and a director of our company, is the Chairman, a director and majority shareholder of the London Radiosurgical Centre Ltd. Effective July 30, 1999, we loaned $137,319.09 to the London Radiosurgical Centre pursuant to a Promissory Note dated September 1, 1999. The Promissory Note provides that the unpaid principal balance on the loan bears interest at the rate of 8% per year. The loan is due to be repaid on October 28, 1999.

         We have an 8% interest in a subordinated equity participation in London Radiosurgical Centre Ltd. The subordinated equity participation is in the amount of $200,000. The maximum investment of $2,500,000 will be returned to investors from net income for distribution, after which investors will receive 60% of net income for distribution. According to the terms of the participation agreement, net income for distribution is equal to net income less equipment financing payments, operating expenses, reserve capital and taxes.

         Thomas G. Brown, the CFO and a director of our Company, is currently employed as an investment banker by Wyndham Capital Corporation, which prepared a Confidential Information Memorandum for our company in March 1999 at a cost to us of $3,500.

         In April 1999, we issued 200,000 shares of our common stock to Northwest Capital Partners, LLC as a result of the exercise of stock options granted to it by Colony Delaware in December 1998. See "Recent Sales of Unregistered Securities."

                            DESCRIPTION OF SECURITIES

         We are authorized to issue 20,000,000 shares of Common Stock, $.0001 par value, of which 13,359,658 shares were outstanding at August 26, 1999. Holders of Common Stock are entitled to dividends, pro rata, when, as and if declared by the Board of Directors out of funds available therefor. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Certificate of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common

Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities. Holders of Common Stock are not granted any preemptive, subscription, redemption rights or registration rights. All outstanding shares of Common Stock are fully paid and nonassessable.

                                LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings.

                                     PART II

             MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our Common Stock is traded on the OTC Bulletin Board under the symbol "MBPTE." The following table sets forth, for the fiscal period indicated, the high and low closing bid prices for our Common Stock, and the Common Stock of our predecessor Colony International Incorporated, as reported on the OTC Bulletin Board. The quotations for the Common Stock traded on the Bulletin Board may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                           HIGH                 LOW
                                                          ------              -------
COLONY INTERNATIONAL INCORPORATED(1)
--------------------------------------------------------------------------------------
FISCAL YEAR 1997
    FIRST QUARTER                                           1.5                  0.02
    SECOND QUARTER                                         1.0625                0.02
    THIRD QUARTER                                           0.5                  0.02
    FOURTH QUARTER(2)                                       N/A                   N/A
FISCAL YEAR 1998(2)                                         N/A                   N/A

MOBILE P.E.T. SYSTEMS, INC.
--------------------------------------------------------------------------------------
FISCAL YEAR 1999
    FIRST QUARTER                                          3.6875               2.0625
    SECOND QUARTER                                         5.4375                 2.5
    THIRD QUARTER                                          5.1875                 2.5

(1) Figures shown for Fiscal Year 1997 and Fiscal Year 1998 reflect bid prices for our predecessor Colony International Incorporated (trading symbol:
     "CIIA").

(2) No trading activity occurred in Fiscal Year 1998 or the fourth quarter of Fiscal Year 1997 for our predecessor Colony International Incorporated.

         As of August 26, 1999, our shares were held by 260 shareholders of record, not including the holders that have their shares held in a depository trust in "street name". The transfer agent of our common stock is OTC Corporate Transfer Service Co., P.O. Box 591, Hicksville, NY 11802.

         Pursuant to NASD Rule 6530, our common stock is scheduled to be delisted from the OTC Bulletin Board on October 19, 1999 if on that date, we have not yet satisfied the requirements to become an issuer required to make current filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. If our common stock is delisted, it will be traded on the National Quotation Bureau's Pink Sheets until such time as we meet the eligibility requirements for listing on the OTC Bulletin Board.

DIVIDEND POLICY

         We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                     RECENT SALES OF UNREGISTERED SECURITIES

RECENT SALES OF UNREGISTERED SECURITIES

         As of January 1997, American Coin had outstanding 9,788,700 shares of common stock and 175,000 options to purchase common stock. That month, these shares were reverse split on a 1:19.926 basis. This resulted in an outstanding share total of 491,311, after adjustments for fractional shares.

         In February 1997, American Coin issued 9,500,000 shares in connection with its acquisition of Colony Nevada. 8,200,000 of these shares were issued to Colony Nevada's former shareholders in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Act"). 1,300,000 of these shares were issued in reliance on Rule 504 of Regulation D under the Act ("Rule 504") to certain entities that acted as consultants for the acquisition.

         In June 1997, Colony Delaware issued a total of 331,224 shares of common stock to five investors in reliance on Section 4(2) of the Act. The proceeds from this offering were $131,612.

         In June and July of 1997, Colony Delaware issued a total of 5,860 shares to a consultant.

         In December 1998, Colony Delaware effected a reverse split of its 10,328,395 outstanding shares on a 1:50 basis. This resulted in an outstanding share total of 206,759, after adjustments for fractional shares.

         In December 1998, Colony Delaware completed a private placement for 3,937,899 shares of common stock to several investors in reliance on Rule 504 of Regulation D under the Act ("Rule 504"). The proceeds from this offering were $98,447.48.

         In January 1999, Colony Delaware issued 7,000,000 shares to the former shareholders of Mobile Nevada in connection with Colony Delaware's acquisition of that company, and in reliance on Section 4(2) of the Act.

         In January 1999, we issued 900,000 shares of common stock as a result of the exercise of stock options by two investors, each of which was granted options in December 1998 by Colony Delaware pursuant to Rule 504. The exercise price for the options was $1.00 per share, raising $900,000.

         In January 1999, we issued 100,000 shares of common stock as a signing bonus to Jim Corlett, our Vice President for Mobile Operations.

         In May 1999, we issued 100,000 shares of common stock as a signing bonus to Thomas G. Brown, our Chief Financial Officer.

         In May 1999, we issued 600,000 shares of common stock as result of the exercise of stock options by three investors, each of which was granted options in December 1998 by Colony Delaware pursuant to Section 4(2) of the Act. The exercise price for the options was $1.50 per share, raising $900,000.

         In July 1999, we completed a private placement for 515,000 shares of common stock and 51,500 warrants to purchase common stock to two investors in reliance on Section 4(2) of the Act and Rule 506 of Regulation D under the Act. The proceeds from this offering were $2,060,000.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the Delaware General Corporation Law and our Certificate of Incorporation, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

         The effect of this provision in our Certificate of Incorporation is to eliminate the rights of our company and our stockholders (through stockholder's derivative suits on behalf of our company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of our company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Certificate of Incorporation provide that if the Delaware General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have not had any disagreements with our independent outside auditors since inception. After Colony Delaware acquired Mobile Nevada, we changed our independent outside auditor to Peterson & Co.

                                    PART F/S

                  MOBILE P.E.T. SYSTEMS, INC. AND SUBSIDIARIES
                  (FORMERLY COLONY INTERNATIONAL INCORPORATED)
                              FINANCIAL STATEMENTS
                                  JUNE 30, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                               F-1

FINANCIAL STATEMENTS
         CONSOLIDATED BALANCE SHEET                                              F-2
         CONSOLIDATED STATEMENT OF OPERATIONS                                    F-3
         CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIT)                F-4
         CONSOLIDATED STATEMENT OF CASH FLOWS                                    F-5
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To The Board of Directors
Mobile P.E.T. Systems, Inc.

We have audited the accompanying consolidated balance sheet of Mobile P.E.T. Systems, Inc., formerly Colony International Incorporated and subsidiaries (a development stage company) as of June 30, 1999, and the related consolidated statement of operations, shareholders' equity and cash flows for the period December 1, 1998 (date of recommencement) to June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobile P.E.T. Systems, Inc. and its subsidiaries (a development stage company) as of June 30, 1999, and the results its operations and its cash flows for the period December 1, 1998 (date of recommencement) to June 30, 1999, in conformity with generally accepted accounting principles.



                                             PETERSON & CO.

San Diego, California
October 8, 1999

                  MOBILE P.E.T. SYSTEMS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS

CURRENT ASSETS
         Cash                                                              $1,784,390
         Due from London Radiosurgical Center, Ltd.                            29,971
         Prepaid expenses                                                      17,990
         Deposits                                                             551,292
                                                                         -------------
                  Total current assets                                      2,383,643
PROPERTY AND EQUIPMENT, NET                                                    58,822
OTHER ASSETS
         Subordinated equity participation                                    200,000
         Restricted cash                                                      252,372
         Deferred taxes                                                       377,265
                                                                         -------------
                  Total assets                                             $3,272,102
                                                                         -------------
                                                                         -------------


                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
         Accounts payable                                                     $81,868
         Income taxes payable                                                     800
         Accrued liabilities                                                   88,750
                                                                         -------------
                  Total current liabilities                                   171,418
SHAREHOLDER'S EQUITY
         Common stock; $0.0001 par value; 20,000,000 shares
                  authorized, 12,844,658 shares issued
                  and outstanding                                               1,329
         Additional paid in capital                                         4,545,954
         Accumulated deficit                                               (1,446,599)
                                                                         -------------
                  Total shareholders' equity                                3,100,684
                                                                         -------------
                  Total liabilities and shareholders' equity               $3,272,102
                                                                         -------------
                                                                         -------------

                  MOBILE P.E.T. SYSTEMS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS
    FOR THE PERIOD DECEMBER 1, 1998 (DATE OF RECOMMENCEMENT) TO JUNE 30, 1999

COST AND EXPENSES
         General and administrative expenses                                 $991,865
                                                                         -------------

         Loss from operations                                                (991,865)

OTHER INCOME (EXPENSES)
         Interest income                                                        2,701
         Other income                                                           1,553
         Interest expense                                                      (7,017)
                                                                         -------------

                  Total other income (expenses)                                (2,763)
                                                                         -------------

                  Loss before provision for income taxes                     (994,628)

         Provision for income taxes                                          (374,865)
                                                                         -------------

                  Net loss                                                  $(619,763)
                                                                         -------------
                                                                         -------------

                  MOBILE P.E.T. SYSTEMS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
    FOR THE PERIOD DECEMBER 1, 1998 (DATE OF RECOMMENCEMENT) TO JUNE 30, 1999

                                                             Common Stock
                                                           $0.001 Par Value
                                                      ------------------------------
                                                                                         Additional
                                                                                           Paid In      Accumulated
                                                           Shares            Amount        Capital         Deficit
                                                      --------------       ---------    ------------   -------------
Balance -- November 30, 1998                             10,328,395          $1,033        $825,803       ($826,836)
     Reverse stock split:  50 to 1                      (10,121,636)         (1,012)          1,012
     Common stock issued                                  3,937,899             394          98,053
                                                      --------------       ---------    ------------   -------------

Balance immediately prior to acquisition                  4,144,658             415         924,868        (826,836)
     Common stock issued in acquisition                   7,000,000             700            (700)
     Common stock issued through the
       exercise of stock options                          1,500,000             150       1,799,850
     Common stock issued as compensation                    200,000              20         249,980
     Common stock subscribed, net of
       offering costs                                                                     1,572,000
Net loss incurred during development stage
operations                                                                                                 (619,763)
                                                      --------------       ---------    ------------   -------------
Balance -- June 30, 1999                                 12,844,658          $1,285      $4,545,998     ($1,446,599)
                                                      --------------       ---------    ------------   -------------
                                                      --------------       ---------    ------------   -------------

                  MOBILE P.E.T. SYSTEMS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
    FOR THE PERIOD DECEMBER 1, 1998 (DATE OF RECOMMENCEMENT) TO JUNE 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                         ($619,763)
     Adjustments to reconcile net loss to net cash used in operating activities           2,198
         Depreciation
         Deferred taxes                                                                (377,265)
         Common stock issued for compensation                                           250,000
         Increase in note due from London Radiosurgical Center, Ltd.                    (29,971)
         Increase in prepaid expenses                                                   (17,990)
         Increase in deposits                                                          (551,292)
         Increase in accounts payable                                                    81,868
         Increase in income taxes payable                                                   800
         Increase in accrued liabilities                                                 88,750
                                                                                    ------------
                 Net cash used in operating activities                               (1,172,665)

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                                               (61,020)
     Subordinated equity participation                                                 (200,000)
                                                                                    ------------
         Net cash used in investing activities                                         (261,020)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from loan                                                                  50,000
     Payments on loan                                                                   (50,000)
     Common stock issued                                                              3,470,447
                                                                                    ------------
         Net cash provided by financing activities                                    3,470,447
                                                                                    ------------
         Net increase in cash                                                         2,036,762
     Cash -- beginning of period                                                          -
                                                                                    ------------
     Cash -- end of period                                                          $ 2,036,762
                                                                                    ------------
                                                                                    ------------

SUPPLEMENTAL DISCLOSURES
     Interest paid                                                                  $     7,021
     Income taxes paid                                                              $     1,600

NOTE 1 - THE COMPANY

         Mobile P.E.T. Systems, Inc. (the "Company"), formerly Colony International Incorporated and prior to that named American Coin & Stamp Ventures, Inc., was incorporated in the State of Delaware on November 2, 1988. The Company owns two subsidiaries: Colony International Incorporated, a wholly owned subsidiary incorporated in the State of Nevada on April 25, 1995, and Mobile P.E.T. Systems, Inc., a wholly owned subsidiary incorporated in the State of Nevada on December 1, 1998. The Company and subsidiaries were organized to provide Positron Emission Tomography (PET) systems and services to hospitals and other health care providers on a mobile, shared user basis. The Company's PET services will include the provision of high technology imaging systems, technologists to operate the imaging systems, the management of day-to-day operations and educational and marketing support.

         The Company is in the development stage and its efforts through June 30, 1999 have been principally devoted to organizational activities, raising capital, and marketing efforts. Management anticipates incurring substantial additional losses as it pursues its development efforts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

         Property and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are accounted for on the straight-line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term or the life of the improvement. Betterments and large renewals, which extend the life of an asset, are capitalized; whereas, maintenance and repairs and small renewals are expensed as incurred.

ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach to account for income taxes. The Company provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial and income tax purposes.

NOTE 3 - ACQUISITIONS

         On December 22, 1998 the Company issued 7,000,000 shares of its common stock in exchange for all 7,000,000 shares of outstanding common stock of Mobile P.E.T. Systems, Inc. The acquisition has been accounted for as a pooling of interests. The Company's consolidated financial statements have been restated for all periods prior to the business combination and include the combined results of Mobile P.E.T. Systems, Inc., formerly Colony International Incorporated and American Coin & Stamp Ventures, Inc., Colony International Incorporated, and Mobile P.E.T. Systems, Inc. Mobile P.E.T Systems, Inc. reported no sales and a net loss of $15,200 prior to the acquisition. The other individual companies reported no net sales and no net income or loss prior to the acquisition.

NOTE 4 - PROPERTY AND EQUIPMENT

         Property and equipment at June 30, 1999 consist of the following:

               Computer equipment                             $33,820
               Office furniture and equipment                  20,778
               Other equipment                                  6,422
                                                            ----------
                                                               61,020
               Less accumulated depreciation                   (2,198)
                                                            ----------
                                                              $58,822
                                                            ----------
                                                            ----------

         Depreciation expense for the period December 1, 1998 (date of recommencement) to June 30, 1999 was $2,198.

NOTE 5 - CAPITALIZATION

COMMON STOCK

         The Company has authorized the issuance of twenty million (20,000,000) shares of common stock, having one hundredth of a cent ($0.0001) par value per share. On December 1, 1998 (date of recommencement) the Company had 10,328,395 shares of common stock issued and outstanding. Prior to December 22, 1998 the Company authorized a 50 to 1 reverse stock split, leaving 206,759 shares (after adjustment for fractional shares). Immediately after the reverse stock split the Company issued shares of common stock in cash transactions: 3,937,899 shares for cash in the amount of $98,447. On December 22, 1998 the Company acquired Mobile P.E.T. Systems, Inc. in a non-cash, stock for stock transaction as follows: 7,000,000 shares of the Company in exchange for 7,000,000 shares of Mobile P.E.T. Systems, Inc. common stock. The Company subsequently changed its name to Mobile P.E.T. Systems, Inc. On February 5, 1999 and May 12, 1999 the Company issued common stock in non-cash transactions as follows: 200,000 shares in connection with employment valued at $250,000. During 1999 the Company issued additional shares of common stock in cash transactions: 1,500,000 shares from the exercise of stock options for cash in the amount of $1,800,000. At June 30, 1999 there are 440,000 shares of common stock subscribed for cash in the amount of $1,572,000,

STOCK OPTIONS

         In December 1999, the Board of Directors authorized the issuance of stock options to purchase 1,500,000 shares of common stock at a price from $1.00 to $1.50 per share. The options were exercised prior to June 30, 1999.

         The Board of Directors adopted and the shareholders approved the adoption of the Company's 1999 Stock Option Plan pursuant to which incentive stock options or nonstatutory stock options to purchase up to 3,000,000 shares of common stock may be granted to employees, directors and consultants. Stock options expire on June 30, 2002, with some options extending to 2004 and vesting over service periods that range from zero to four years. As of June 30, 1999, the Company has granted options to purchase 1,735,000 shares of common stock as follows:

                                             Exercise Price         Number of Shares
                                             --------------         ----------------
Outstanding, November 30, 1998                                                 --
         Granted                              $1.00 - $4.50             1,735,000
                                               Fair Value
         Exercised                                                             --
         Canceled                                                              --
                                                                       -----------

Outstanding, June 30, 1999                                              1,735,000
                                                                       -----------
                                                                       -----------

WARRANTS

          At June 30, 1999 a warrant was outstanding for 180,000 shares of common stock at an exercise price of $2.50 per share or the average of the last reported sale price of the common stock for the five trading days preceding the issue date. This warrant expires in March 2004.

NOTE 6 - RELATED PARTY TRANSACTIONS

SUBORDINATED EQUITY PARTICIPATION

         The Company carries an 8% interest in a subordinated equity participation in London Radiosurgical Centre Ltd (LRC), a foreign corporation with a common shareholder, officer and director. The subordinated equity participation is recorded at cost in the amount of $200,000. The maximum investment ($2,500,000) will be returned to investors from net income for distribution, after which investors will receive 60% of net income for distribution. According to the terms of the participation agreement, net income for distribution is equal to net income less equipment financing payments, operating expenses, reserve capital and taxes.

DUE FROM LONDON RADIOSURGICAL CENTRE LTD

         During the period December 1, 1998 (date of recommencement) to June 30, 1999, the Company advanced $29,971 to LRC for working capital during LRC's start up period. At June 30, 1999 the balance due from London Radiosurgical Centre Ltd was $29,971.

CONSULTING AGREEMENTS

         The Company has several consulting agreements for management services. In addition to cash payments, several agreements provide for the Company to issue common stock and options to purchase common stock in non-cash transactions for current and future consulting services. During the period December 1, 1998 (date of recommencement) to June 30, 1999 the Company made cash payments of $66,000 for such services.

LOAN

         In December 1998 the Company received a non-interest bearing bridge loan from a shareholder in the amount of $50,000. The balance was repaid in January 1999.

NOTE 7 - EMPLOYMENT AGREEMENTS

         The Company has employment and compensation agreements with key officers and employees of the Company. The agreements provide options to purchase shares of the Company's common stock.

         One of the agreements, beginning January 1, 1999 and ending December 31, 2004 provides an annual salary, with adjustments contingent on the Company's stock performance, payable over the five year term of the agreement, which in the event of termination may result in a lump sum payment of the net present value of the remaining salary then due under the agreement. In addition, beginning in calendar year 2000 the agreement provides options for the purchase of common stock, contingent on the Company's stock performance.

NOTE 8 - INCOME TAXES

         At June 30, 1999 the Company has a net operating loss carryforward for tax purposes of approximately $602,000 which expires through the year 2019. The Internal Revenue Code contains provisions which may limit the loss carryforward available if significant changes in shareholder ownership of the Company occur.

         The components of the benefit for provision (benefit) for income taxes for the period December 1, 1998 (date of recommencement) to June 30, 1999 are as follows:

               Current
                        Federal                               $   --
                        State                                  2,400
                                                          -----------
               Deferred
                        Federal                             (318,860)
                        State                                (58,405)
                                                          -----------
                                                            (377,265)
                                                          -----------
                                                           $(374,865)
                                                          -----------
                                                          -----------

         The components of the net deferred income tax asset were as follows:

               Deferred tax asset
                        Start-up costs                       $155,949
                        Net operating loss carryforward       221,316
                                                          -----------
               Net deferred income tax asset                 $377,265
                                                          -----------
                                                          -----------

NOTE 9 - COMMITMENTS

         The Company leases PET equipment under a noncancellable operating lease agreement that expires February 15, 2004. Under the terms of the lease, the Company must maintain a restricted cash account equal to three months rental payments. At June 30, 1999 the balance of restricted cash on deposit is $252,372. Rental payments begin upon delivery of the equipment. The lease is secured by all equipment, general intangibles, inventory, right to payment of money, and fixtures of the Company.

         The Company leases office space under a noncancellable operating lease agreement that expires December 31, 2000.

         The following is a schedule of future minimum rental payments required under all leases:

               1999                                       $84,376
               2000                                       433,948
               2001                                       433,435
               2002                                       433,435
               2003                                       433,435
               Thereafter                                 288,957
                                                      ------------
                                                       $2,107,586
                                                      ------------
                                                      ------------

         Rent expense under operating leases amounted to $17,686 for the period December 1, 1998 (date of recommencement) to June 30, 1999.

         In December 1998, the Company made a purchase commitment for five mobile PET scanners at a cost of between $1,515,000 to $1,615,000 each for a total amount of $7,725,000. The Company expects to take delivery of the units in 1999 and 2000.

NOTE 10 - MOBILE SERVICES AGREEMENTS

         In April 1999 the Company entered into a 5 year Mobile Services Agreement with a health care provider. In May 1999 the Company entered into two 5 year Mobile Services Agreements with health care providers.

 NOTE 11 - CONCENTRATION OF CREDIT RISK

         The Company maintains cash with various major financial institutions in excess of the F.D.I.C. limits.

NOTE 12 - SUBSEQUENT EVENTS

         In July 1999 the Company issued 515,000 shares of common stock, completing a private placement. The Company received cash in the amount of $1,572,000, net of offering costs prior to July 1, 1999 and an additional $300,000 in July 1998 for a total of $1,872,000. In connection with this placement, the Company issued 51,500 warrants to purchase shares of common stock at an exercise price of $4.00 per share. The warrants expire on June 30, 2002.

         During the period July 1, 1999 to September 9, 1999, the Company issued 609,000 options to purchase shares of common stock for the average price per share in 1999 or between $1.00 to $4.00. Stock options expire on June 30, 2002, with some options extending to 2005 and vesting over service periods that range from zero to four years.

                                    PART III

                                INDEX TO EXHIBITS

2.1      Acquisition Agreement between Colony International, Inc. and Mobile
         P.E.T. Systems, Inc.

2.2      Acquisition Agreement between American Coin and Stamp Ventures, Inc.
         and Colony International, Inc.

3.1      Certificate of Incorporation, as amended

3.2      Amended and Restated Bylaws

10.1     Equipment Lease with Finova Capital Corporation

10.2     Security Agreement with Finova Capital Corporation

10.3     Common Stock Purchase Warrant with Finova Capital Corporation

10.4     Continuing Personal Guaranty between Paul J. Crowe and Finova Capital
         Corporation

10.5     Collateral Assignment of Agreements by Mobile P.E.T. Systems, Inc.

10.6     Subordination Agreement with Finova Capital Corporation

10.7     Office Space Lease Agreement

10.8     Form of Positron Emission Tomography Mobile Services Agreement

10.9     Promissory Note with The London Radiosurgical Centre, Ltd.

10.10    Letter Agreement with The London Radiosurgical Centre, Ltd.

10.11    Employment Agreement with Mr. Crowe

10.12    Employment Agreement with Mr. Corlett, as amended

10.13    Consulting Agreement with Mr. Brown

10.14    Consulting Agreement with Northwest Capital Partners, LLC

10.15    Consulting Agreement with Michael Baybak and Company, Inc.

10.16    Consultancy Agreement with Dr. Piers Nicholas Plowman

10.17    1999 Stock Option Plan

21.      Subsidiaries of the Registrant

27.      Financial Data Schedule

                                    SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     MOBILE P.E.T. SYSTEMS, INC.


Date: October 19, 1999               By: /s/ PAUL J. CROWE
                                         --------------------------------------
                                             Paul J. Crowe, President

         SIGNATURE                                  TITLE                         DATE


/s/ PAUL J. CROWE
-----------------------------------       Chief Executive Officer and       October 19, 1999
Paul J. Crowe                             Director


/s/ THOMAS G. BROWN
-----------------------------------       Chief Financial Officer and       October 19, 1999
Thomas G. Brown                           Director


/s/ BRENT NELSON
-----------------------------------
Brent Nelson                              Director                          October 19, 1999

                                INDEX TO EXHIBITS

2.1      Acquisition Agreement between Colony International, Inc. and Mobile
         P.E.T. Systems, Inc.

2.2      Acquisition Agreement between American Coin and Stamp Ventures, Inc.
         and Colony International, Inc.

3.1      Certificate of Incorporation, as amended

3.2      Amended and Restated Bylaws

10.1     Equipment Lease with Finova Capital Corporation

10.2     Security Agreement with Finova Capital Corporation

10.3     Common Stock Purchase Warrant with Finova Capital Corporation

10.4     Continuing Personal Guaranty between Paul J. Crowe and Finova Capital
         Corporation

10.5     Collateral Assignment of Agreements by Mobile P.E.T. Systems, Inc.

10.6     Subordination Agreement with Finova Capital Corporation

10.7     Office Space Lease Agreement

10.8     Form of Positron Emission Tomography Mobile Services Agreement

10.9     Promissory Note with The London Radiosurgical Centre, Ltd.

10.10    Letter Agreement with The London Radiosurgical Centre, Ltd.

10.11    Employment Agreement with Mr. Crowe

10.12    Employment Agreement with Mr. Corlett, as amended

10.13    Consulting Agreement with Mr. Brown

10.14    Consulting Agreement with Northwest Capital Partners, LLC

10.15    Consulting Agreement with Michael Baybak and Company, Inc.

10.16    Consultancy Agreement with Dr. Piers Nicholas Plowman

10.17    1999 Stock Option Plan

21.      Subsidiaries of the Registrant

27.      Financial Data Schedule